SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ [National Taxpayer’s Registry] No. 01.545.826/0001-07

NIRE [Corporate Registration Identification Number] No. 35.300.147.952

MANAGEMENT PROPOSAL

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

October 9, 2014

At 10 a.m.

TABLE OF CONTENTS

PROPOSAL	3
EXHIBIT I - INFORMATION ON THE SPECIALIZED FIRM	5
EXHIBIT II - PROTOCOL AND JUSTIFICATION	11
EXHIBIT III – VALUATION REPORT	15

GAFISA S.A.

CNPJ [National Taxpayer’s Registry] No. 01.545.826/0001-07

NIRE [Corporate Registration Identification Number] No. 35.300.147.952

Publicly-held Company

To our Shareholders,

The management of Gafisa S.A. (“Company”), pursuant to CVM Ruling No. 481, dated December 17, 2009 (“CVM Ruling No. 481/09”) presents to the Company’s shareholders the following Proposal on the matters to be resolved in the Extraordinary General Meeting of the Company to be held on October 9, 2014, at 10 a.m. (“Proposal” and “Extraordinary General Meeting”, respectively).

PROPOSAL

1.             Merger of Shertis Empreendimentos e Participações S.A.

It is proposed that Shertis Empreendimentos e Participações S.A. (“Shertis”), a company whose shares are 100% owned by the Company, be merged with and into the Company aiming at simplifying the corporate structure of the group and reducing its operational costs, resulting in benefits to the Company’s shareholders (“Merger”).

It is proposed that the Merger shall be carried out so that the Company receives - at their respective book values - all assets, rights and obligations of Shertis, which will be liquidated and succeeded by the Company pursuant to the applicable law, based on the elements under the balance sheet dated July 31, 2014 (“Reference Date”). Any equity fluctuation from the Reference Date until the date of consummation of the Merger will be borne by the Company.

Management of the Company retained JVS Assessoria Empresarial Ltda. (enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 07.203.985/0001-00) (the “Specialized Firm”) to prepare a valuation report of Shertis’s net equity to be transferred to the Company due to the Merger (the “Valuation Report”). The information required under section 21 of CVM Ruling No. 481/09 is herein attached as Exhibit I.

Merger will not result in an increase or decrease to the net equity or capital stock of the Company since the net equity of Shertis is already fully reflected in the net equity of the Company, due to Company’s observance of the equity method of accounting.

Also, since there are no shareholders, minority or otherwise, in Shertis, other than the Company, after the approval of the Merger, with the liquidation of Shertis, as a result of the Merger, its shares will be extinguished, pursuant to item 1 of section 226 of Law 6,404/76 and the Company will not issue any new shares in replacement thereof. Therefore, exchange ratios and withdrawal rights are inapplicable to such Merger.

Company presented a request to the Brazilian Securities and Exchange Commission (“CVM”) requiring, due to the characteristics of the transaction (i.e. absence of minority shareholders in the controlled company and, consequently, of exchange ratio or change of the Company’s net equity), the dismissal of the obligations set forth under sections 2 and 12 of CVM Ruling No. 319/99 and the ratification of its understanding that the preparation of the valuation report required under section 264 of Law No. 6,404/76 would not be applicable. CVM issued a favorable opinion on the matter.

Considering the above, we propose (i) the approval of the Protocol and Justification of Merger of Shertis with and into the Company, that sets forth the general basis to the Merger and constitutes Exhibit II hereof; (ii) confirm the retention of the Specialized Firm to prepare the Valuation Report; (iii) approve the Valuation Report, pursuant to the form of Exhibit III hereof; and (iv) approve the Merger.

São Paulo, September 11, 2014.

Management

Gafisa S.A.

EXHIBIT I - INFORMATION ON THE SPECIALIZED FIRM

(according to Exhibit 21of CVM Ruling No. 481 dated December 17, 2009)

1. To list the specialized firms recommended by the management

JVS Assessoria Empresarial Ltda., with headquarters in the city of São Paulo, State of São Paulo, at Rua Iguatemi, 252, 2nd floor, enrolled with the Brazilian National Taxpayer’s Registry (CNPJ) under No. 07.203.985/0001-00 and with CRC/RJ under No. 2SP023475/O-5 (“JVS”).

2. To describe the qualification of the recommended specialized firms

JVS informs that it is a firm that performs services of advisory and consulting, corporate management and develops solutions for corporate issues in connection with accounting and tax, administrative, financial and operational areas.

The JVS professionals have relevant experience in the corporate sector, having served as executives in large national and multinational groups, as well as auditing and consulting for international companies.

Besides the provision of corporate services, JVS develops and delivers unique solutions to the needs of each client.

3. To provide copies of the work proposals and payment of the recommended specialized firms
See attached proposal.

4.        To describe any material relationship existing for the past three (3) years between the recommended specialized firms and related parties to the company, as defined by the accounting rules on this matter

JVS and its responsible professionals for valuation have declared that there is no material relationship existing for the past three (3) years between them and any related party to the Company, as defined by the accounting rules on this matter.

JVS PROPOSAL

(according to Item 3 of Exhibit I)

São Paulo, July 28, 2014

To

GAFISA S/A

Av. das Nações Unidas, 8.501 – 19th floor

São Paulo / SP

Att.: Mr. Lucas Henrique Dal Bon Tonetto, Mr. Laércio Lampiasi

Dear Sirs

As requested, we hereby submit our proposal and fees for the provision of professional services related to the preparation of equity report of SHERTIS EMPREENDIMENTOS E PARTICIPAÇÕES S/A, at book value, duly enrolled with corporate taxpayer’s ID No. (CNPJ/MF) 11.039.942/0001-08, with headquarters in the city of São Paulo, state of São Paulo, located at Avenida das Nações Unidas, 8.501 – 9ª andar ("Shertis"), which is intended to be merged by Gafisa S.A. ("Merger"). If you agree to the terms mentioned in this proposal, please return a signed copy of this letter in the space provided.

We are available to provide you any additional information deemed necessary.

Sincerely,

JVS ASSESSORIA EMPRESARIAL LTDA

Valdenez Silva

I. Scaled needs

As per contact of Mr. Lucas Henrique Dal Bon Tonetto and Mr. Laércio Lampiasi, it has been necessary to prepare the Appraisal Report, at book value, of Shertis’ Net Equity, based on the information listed in the balance sheet as of July 31 2014 ("Report").

II. Scope

Preparation of the report, pursuant to the provisions of art. 227 and in accordance with art. 8 of the Brazilian Corporation Law (Law 6,404 of December 15, 1976), for Merger purposes. The Report will be prepared based on accounting information provided by Shertis.

III. Professional team, Location and Deadline

After providing all requested information, the Report shall be prepared in approximately 10 days.

The work will be developed in the office of JVS Assessoria Empresarial Ltda, located at Rua Iguatemi, 252 – 2º andar – Itaim – São Paulo/SP. However, if deemed necessary to develop the works at Shertis, the costs mentioned in section VI will be charged.

The professional team will be comprised of:

IV. Work conditions

JVS Assessoria Empresarial agrees, by itself and its employees and / or representatives, to not use and / or disclose to third parties the scope of the present work, the information obtained from the examined customer, as well as the results of this examination. The conditions, scope and information found on the grounds of the services offered herein, are fully and unrestrictedly confidential and, as such, must be qualified and considered by JVS Assessoria Empresarial, its employees, representatives and subcontractors.

The accuracy and reliability of the information provided to JVS Assessoria Empresarial are responsibility of Shertis. This contract does not include the hiring of any specialist who might be demanded in the execution of works. Publicly available data or provided by third parties free of charge will be exclusively used for purposes of the work provided for in our contract.

The maximum contingency attributable to JVS Assessoria Empresarial relating to services described in this contract (regardless of any action, contractual provision, negligence or any other reason) shall be limited to the amount of fees paid for services that eventually cause the contingency.

V. Professional fees

Our fees shall be R$3,900.00 (Three thousand nine hundred reais), included all taxes, due upon presentation.

VI. Additional expenses

If there is need to develop the work at the Shertis address, the following expenses will be charged through Debit Note: (i) R$25.00 expense per meal; (ii) R$25.00 car parking expense per day per person; (iii) R$50.00 for mileage and tolls expense per person (iv) translation expense of R$500.00.

VII. Billing

Billing of Fees will be 50% at the Proposal acceptance and 50% at completion of the work.

VIII. Required information

To prepare the Report the following information should be provided:

1)     Balance sheet with base date of the Report preparation, duly signed by the accountant and legal representative of Shertis;

2)     Registration of land or any other required documents;

3)     Shertis’ Bylaws;

4)     Ledgers / Journals relatives to the Report base date signed by the accountant and legal representative of Shertis.

IX. Jurisdiction

The jurisdiction of the District of São Paulo, State of São Paulo is chosen to settle any doubts arising from this Contract / Proposal.

X. Terms of Acceptance

We appreciate the opportunity to present our contract and we hope that the topics and conditions addressed meet your expectations.

If you agree to this contract, please return the "in accordance" with the 2nd copy, which will constitute a contractual instrument so we may begin our work.

We are available to provide you any additional information deemed necessary.

Sincerely,

São Paulo, July 28, 2014	In accordance, _____/_____/______

JVS ASSESSORIA EMPRESARIAL LTDA	GAFISA S/A
Valdenez Silva

Witnesses:	Witnesses:

1)	1)

2)	2)

EXHIBIT II - PROTOCOL AND JUSTIFICATION

PROTOCOL and justification of MERGER OF Shertis Empreendimentos e Participações S.A. with and into

GAFISA S.A.

between THE MANAGEMENT OF

Shertis Empreendimentos e Participações S.A.

AND THE MANAGEMENT OF

GAFISA S.A.

________________________________

DATED SEPTEMBER 11, 2014

________________________________

The management of SHERTIS EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a company with headquarters in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 9th floor, enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 11.039.942/0001-08, herein represented pursuant to its bylaws (“Shertis”); and

The management of GAFISA S.A., a company with headquarters in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor, enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 01.545.826/0001-07  (“Gafisa” and, together with Shertis, the “Companies”);

due to the reasons and for the purposes detailed hereinafter, the Parties agree, in accordance with sections 224 and 225 of Law No. 6,404/76, to enter into this Protocol and Justification of Merger of Shertis with and into Gafisa, which shall be submitted to the approval of their respective shareholders at the Extraordinary General Shareholders’ Meetings, pursuant to the terms and conditions set forth below (the “Protocol and Justification”):

1. The merger of Shertis with and into Gafisa aims at simplifying the corporate structure of the group and reducing the operational and administrative costs of the group, resulting in benefits to Gafisa shareholders (“Merger”).

2. The Merger will be carried out so that Gafisa receives - at their respective book values - all assets, rights and obligations of Shertis, which will be liquidated and succeeded by Gafisa pursuant to the applicable law, based on the elements under the balance sheet dated July 31, 2014 (“Reference Date”). Any equity fluctuation from the Reference Date until the date of consummation of the Merger will be borne by Gafisa.

2.1. Management of Gafisa retained JVS Assessoria Empresarial Ltda. (enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 07.203.985/0001-00) (the “Specialized Firm”) to prepare a valuation report of Shertis’s net equity to be transferred to Gafisa due to the Merger, who prepared the valuation report attached hereto as  Exhibit I (the “Valuation Report”). The retention of the Specialized Firm will be confirmed by the Shareholders’ Meeting of Gafisa resolving on this Protocol and Justification, as provided in section 227, item 1 of Law No. 6,404/76.

2.2. The Specialized Firm declared that (i) there is no conflict of interest, actual or potential, with shareholders of Shertis or of Gafisa or with regards to the Merger itself; and (ii) neither the shareholders nor the managers of Shertis or of Gafisa directed, limited, prevented or performed any acts that compromised or may have compromised the Specialized Firm’s access to, or use or knowledge of information, assets, documents or work methodology relevant to the accuracy of such firm’s conclusions.

3. Merger will not result in an increase or decrease to the net equity or capital stock of Gafisa since the net equity of Shertis, whose shares are 100% owned by Gafisa,  is already fully reflected in the net equity of Gafisa, due to its observance of the equity method of accounting.

4.  As there are no shareholders, minority or otherwise, in Shertis, other than Gafisa, with the liquidation of Shertis as a result of the Merger, its shares will be extinguished, pursuant to item 1 of section 226 of Law No. 6,404/76, and Gafisa will not issue any new shares in replacement thereof.

5. Therefore, exchange ratios and withdrawal rights are inapplicable to such Merger.

6. Gafisa presented a request to the Brazilian Securities and Exchange Commission (“CVM”) requiring, due to the characteristics of the transaction (i.e. absence of minority shareholders in the controlled company and, consequently, of exchange ratio or change of Gafisa’s net equity), the dismissal of the obligations set forth under sections 2 and 12 of CVM Ruling No. 319/99 and the ratification of its understanding that the preparation of the valuation report required under section 264 of Law No. 6,404/76 would not be applicable. CVM issued a favorable opinion on the matter.

7. The managers of Gafisa shall perform all acts necessary for the consummation of the Merger, including the termination of all registrations of Shertis with the competent federal, state and municipal bodies, as well as the safekeeping of the accounting books of Shertis for the duration of the applicable legal term. The costs and expenses in connection with the consummation of the Merger shall be borne by Gafisa.

8. The consummation of the Merger will depend on the following corporate acts: (i) Extraordinary General Meeting of Shertis in order to approve the Protocol and Justification and authorize the management to perform all acts required for the Merger; and (ii) Extraordinary General Meeting of Gafisa in order to (a) approve the Protocol and Justification; (b) confirm the appointment of the Specialized Firm; and (c) approve the Valuation Report and the consummation of Merger.

9. All documents referred herein will be available to the Companies’ shareholders at the headquarters of the Companies from the date hereof, on the Investor Relations website of Gafisa (www.gafisa.com.br), as well as on the websites of the CVM and the São Paulo Stock, Commodities and Futures Exchange (“BM&FBOVESPA”).

10. This Protocol and Justification shall not be amended unless the amendment is made in writing and shall be governed by the Laws of the Federative Republic of Brazil and the Parties elect the Central Court of the City of São Paulo, to the exclusion of all other fora, however privileged they may be, to decide any issues related to this Protocol and Justification.

IN WITNESS WHEREOF, the Parties execute this Protocol and Justification in three (3) counterparts of identical content and form in the presence of two witnesses identified below.

São Paulo, September 11, 2014.

[signature pages follow]

[signature page of the Protocol and Justification of Merger of Shertis Empreendimentos e Participações S.A. with and into Gafisa S.A.]

Management of Shertis Empreendimentos e Participações S.A.:

Sandro Rogério da Silva Gamba Officer	André Bergstein Officer

Management of Gafisa S.A.:

Odair Garcia Senra Director	Maurício Marcellini Pereira Director
Cláudio José Carvalho de Andrade Director	José Écio Pereira da Costa Junior Director
Rodolpho Amboss Director	Francisco Vidal Luna Director
Guilherme Affonso Ferreira Director
Sandro Rogério da Silva Gamba Chief Executive Officer

André Bergstein Investor Relations Officer	Luiz Carlos Siciliano Operational Executive Officer
Octavio Marques Flores Operational Executive Officer	Katia Varalla Levy Operational Executive Officer

Witnesses:

1. _________________________________	2._______________________________
Name: RG: CPF/MF:	Name: RG: CPF/MF:

EXHIBIT III – VALUATION REPORT

São Paulo, August 18, 2014

To

SHAREHOLDERS OF GAFISA S/A

Av. das Nações Unidas, 8,501 – 19th floor

São Paulo/SP

Ref: Book Value Valuation Report

Dear Sirs,

Please find attached hereto the Book Value Valuation Report of SHERTIS EMPREENDIMENTOS E PARTICIPAÇÕES S/A, which was drawn up on the reference date of July 31, 2014.

Sincerely,

JVS ASSESSORIA EMPRESARIAL LTDA.

Valdenez Silva

BOOK VALUE VALUATION REPORT

I. Introduction

JVS ASSESSORIA EMPRESARIAL LTDA., legal entity, duly registered before the Regional Council of Accounting (Conselho Regional de Contabilidade) of the State of São Paulo under No. 2SP023475/O-5 and enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 07.203.985/0001-00, with headquarters in the city of São Paulo, State of São Paulo, at Rua Iguatemi, 252 – 2nd floor, units 21/22, herein duly represented by its partner, in the capacity of expert company, was appointed to appraise the net equity of SHERTIS EMPREENDIMENTOS E PARTICIPAÇÕES S/A, legal entity, enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 11.039.942/0001-08, with headquarters in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501 – 9th floor, hereinafter referred to as SHERTIS, for the purposes of its merger with and into GAFISA S/A, legal entity, enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 01.545.826/0001-07, with headquarters in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501 – 9th floor, hereinafter referred to as GAFISA, based on the balance sheet dated of July 31, 2014.

II. Analysis conducted

Our analysis comprised the following main components:

a) Confrontation of the balances that were accounted for as available cash with the corresponding bank statements;

b) Analysis of the accountings by means of the ledgers;

c) Analysis, on an experimental basis, of the documentation of the accounting entries which were registered in 2014;

III. Books and Bookkeeping

The books, accounting and fiscal documents and other documents which documented the entries that make up the registries of SHERTIS were in compliance with the legal and fiscal formalities and kept according to the general accounting practices of Brazil, being consistently applied.

IV. Balance Sheet of July 31, 2014

SHERTIS presented the Balance Sheet on the reference date of July 31, 2014, duly signed by its Accountant and Legal Representative which containing the following main accounts:

Description	R$
Assets
Current Assets	14,264.25
Cash and cash equivalents	14,264.45

Long-term Assets	358,937,468.69
Investments	358,937,468.69

Total Assets	358,951,733.14

Description	R$
Liabilities (Obligations)
Long-Term Liabilities	90,967,957.78
Income Tax and DeferredSocial Contribution	90,967,957.78

Total Liabilities	90,967,957.78

Description	R$
Shareholder’s Equity
Capital Stock	35,039,239.51
Capital Reserves and shares issuances	4,902,489.00
Legal Reserve	8,070,746.01
Profit Accrued Reserves and Retained Earnings	219,971,300.84
Total Shareholder’s Equity	267,983,775.36

V. Conclusion

For the purposes of the merger of SHERTIS with and into GAFISA, based on the amounts and parameters presented above, we conclude that the net equity of SHERTIS is of at least R$ 267,983,775.36 (two hundred sixty seven million, nine hundred eighty three thousand, seven hundred seventy five Reais and thirty six centavos) on the reference date of July 31, 2014.

In observance of the requirements of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), we hereby inform that:

a) according to the professional rules established by the Federal Council of Accounting (Conselho Federal de Contabilidade), there has been no conflict or community of interests, either existing or potential, with the shareholders of the companies, or with regards to the transaction or any other circumstance which represents a conflict or community of interest not related to the services rendered by us and described herein; and

b) no action was taken by the controlling shareholders or the managers of the company which aimed at directing, limiting, hindering or performing any acts which has or may jeopardize the access, use or knowledge of information, assets, documents or work methodologies that are substantial for the quality of the corresponding conclusions.

Having nothing further to clarify, we conclude this summarized work in this Book Value Valuation Report, which is made up of 3 typed and initialed pages, which is dated and signed.

São Paulo, August 18, 2014.

JVS ASSESSORIA EMPRESARIAL LTDA.

CRC 2SP023475/O-5

VALDENEZ SILVA

Accountant – CRC 1SP142819/O-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 11, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer